

10030634

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2010
WASHINGTON, D.C.
212

SEC FILE NUMBER
8-67443

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amerifund Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 West Loop South, Ste 1725
(No. and Street)

Houston (City) TX (State) 77027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew J. Martin 713-840-7777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone Bailey LLP
(Name – *if individual, state last, first, middle name*)

10350 Richmond Ave, Ste 800, Houston TX 77042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/1

AB 4/1

OATH OR AFFIRMATION

I, Andrew J. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amerifund Capital Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



MICHELLE N. BONNER
MY COMMISSION EXPIRES
SEPTEMBER 27, 2012

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERIFUND CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS
&
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2009



CERTIFIED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers
Amerifund Capital Securities, LLC
Houston, Texas

We have audited the balance sheet of Amerifund Capital Securities, LLC as of December 31, 2009 and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Amerifund Capital Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amerifund Capital Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MaloneBailey LLP

MaloneBailey, LLP
www.malone-bailey.com
Houston, Texas
March 29, 2010



NEXIA
INTERNATIONAL



INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
Required by SEC Rule 17a-5

To the Managers
Amerifund Capital Securities, LLC
Houston, Texas

In planning and performing our audit of the financial statements of Amerifund Capital Securities, LLC for the year ended December 31, 2009, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, under rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we were required to conduct a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Amerifund Capital Securities, LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Amerifund Capital Securities, LLC's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MaloneBailey LLP

MaloneBailey, LLP
www.malone-bailey.com
Houston, Texas

March 29, 2010

AMERIFUND CAPITAL SECURITIES, LLC

BALANCE SHEET

AS OF DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	6,349
Accounts receivable, net of allowance of $25,000		5,000
Due from Parent Company		172,254
Total assets	**$**	**183,603**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
MEMBERS' EQUITY		183,603
Total liabilities and members' equity	**$**	**183,603**

The accompanying notes are an integral part of these financial statements

AMERIFUND CAPITAL SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE		
Commissions	$	41,600
Consulting income		252,500
Total revenue		**294,100**
OPERATING EXPENSES		
Bad debts		25,000
General and administrative		82,110
Total expenses		**107,110**
Operating income		**186,990**
OTHER INCOME		
Realized losses from sale of securities		(11,328)
Interest and dividend income		272
Total other income		**(11,056)**
NET INCOME	**$**	**175,934**

The accompanying notes are an integral part of these financial statements

AMERIFUND CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

Balances at December 31, 2008	$	21,490
Net income		175,934
Capital contributions		17,179
Distributions to parent		(42,000)
Change in other comprehensive income - unrealized loss on securities		11,000
Balances at December 31, 2009	**$**	**183,603**

The accompanying notes are an integral part of these financial statements

AMERIFUND CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	**$**	**175,934**
Adjustments to reconcile net income to net cash provided by operations		
Non-cash items		
Bad debts		25,000
Realized loss on sale of investment securities		11,328
Change in operating assets and liabilities:		
Accounts receivable, net of allowance		(30,000)
Prepaid expenses		11,487
Net cash provided by operations		**193,749**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Due from Parent company		(214,254)
Purchase of investment securities		(1,133)
Proceeds from sale of investments		7,534
Net cash provided by investing activities		**(207,853)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions from parent		11,450
Net cash used by financing activities		**11,450**
NET CHANGE IN CASH		**(2,654)**
Cash and cash equivalents at beginning of year		9,003
CASH and CASH EQUIVALENTS AT END OF YEAR	**$**	**6,349**
Cash paid for income taxes	$	-
Cash paid for interest expense	$	-
Non-Cash Transactions		
Capital contribution from parent - investment securities	$	5,729
Reduction in related party receivable from distribution to parent		42,000

The accompanying notes are an integral part of these financial statements

AMERIFUND CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Amerifund Capital Securities, LLC ("Amerifund") is a subsidiary of Amerifund Capital Group LLC ("AMCAP Group"), and is a registered broker and dealer of securities. Amerifund was formed as a Texas Limited Liability Company in 2002, and has been operating in Houston, Texas since inception. Amerifund brokers private placement securities.

Cash and cash equivalents – Amerifund considers as cash all liquid securities with maturities of three months or less.

Accounts receivable are recorded at net realizable values and are due within 30 days from the invoice date. Amerifund maintains allowances for doubtful accounts, when necessary, for estimated losses resulting from the inability of customers to make required payments. These allowances are based on specific facts and circumstances pertaining to individual customers. During 2009, Amerifund charged $25,000 to bad debt expense as a provision for losses on receivables. Accounts receivable are charged off against the allowances when they are deemed uncollectible. As of December 31, 2009, there was an allowance for doubtful accounts of $25,000 required against accounts receivable from two customers.

Due from Parent – Amerifund uses personnel, facilities and services of AMCAP Group pursuant to an Office and Administrative Services Agreement dated July 1, 2009 (the "Office Services Agreement"). At December 31, 2009, the balance due from AMCAP Group pursuant to the Office Services Agreement was $172,254. See Note D – Related Party Transactions.

Revenues – Consulting revenues are recognized when services are performed and commission revenues are recognized on completion of funding of private placements.

Income taxes are filed on a consolidated basis with AMCAP Group.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

No recent accounting pronouncements are expected to have any effect on Amerifund's financial statements.

NOTE B – CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

None.

NOTE C – NET CAPITAL REQUIREMENTS

Amerifund is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As at December 31, 2009, Amerifund had a net capital of $6,349 and a net capital ratio of 0%.

NOTE D – RELATED PARTY TRANSACTIONS

Amerifund uses personnel, facilities and services of AMCAP Group pursuant the Office Services Agreement. Amerifund makes payments and prepayments from time to time to AMCAP Group for these services. Amerifund was charged $205,200 in office services fees during 2009, which was offset by a one-time credit from AMCAP Group in the amount of $180,000 pursuant to the Office Services Agreement. At December 31, 2009, the balance due from AMCAP Group pursuant to the Office Services Agreement was $172,254.

Andrew J. Martin, who is the Managing Principal of Amerifund Capital Securities, is also the President and majority shareholder of AMCAP Group.

NOTE E – CAPITAL CONTRIBUTION

During 2009, Amerifund received additional contributions of $17,179 from AMCAP Group, $11,450 in cash and $5,729 in the form of investment securities. During 2009, Amerifund reclassified $42,000 of capital contributions to reduce the amount due from AMCAP Group by agreement of the parties.

NOTE F – SUBSEQUENT EVENTS

Amerifund evaluated subsequent events through March 29, 2010.

AMERIFUND CAPITAL SECURITIES, LLC

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009

1. Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

2. Computation of Reserve Requirement Pursuant to Rule 15c3-3
   The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i).

3. Information Relating to Possession or Control Requirements under Rule 15c3-3
   The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i).

AMERIFUND CAPITAL SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2009

NET CAPITAL		
Total stockholder's equity	**$**	**183,603**
Deductions and/ or charges- assets not readily convertible to cash		(177,254)
Net capital before haircuts on securities position		6,349
Other		-
NET CAPITAL	**$**	**6,349**
AGGREGATE INDEBTEDNESS		
Items included on the balance sheet		-
Items not included on the balance sheet		-
Total aggregate indebtedness	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		-
Minimum dollar net capital required of broker-dealer		5,000
Net capital required	**$**	**5,000**
EXCESS NET CAPITAL		**1,349**
EXCESS NET CAPITAL AT 1000%		6,349
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.00%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.